March 19, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	First Interstate BancSystem, Inc. Form S-1, filed January 15, 2010 Amendment No. 1, filed March 2, 2010 Amendment No. 2, filed March 10, 2010 File No. 333-164380
Ladies and Gentlemen:
     In accordance with Rule 461 of the Securities Act of 1933, as amended, First Interstate BancSystem, Inc. (the “Registrant”) hereby requests that, subject to the following sentence, the effective date of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), be accelerated so that it will become effective at 3:00 p.m., Eastern Standard Time, on Tuesday, March 23, 2010, or as soon thereafter as practicable. Notwithstanding the foregoing, the Registrant requests that the Registration Statement not be declared effective at such time unless the Registrant has, through counsel, previously confirmed to the staff of the Division of Corporation Finance on or prior to such date that it does not intend to rescind this request.

Very truly yours, FIRST INTERSTATE BANCSYSTEM, INC.
By:	/s/ Terrill R. Moore
Terrill R. Moore Executive Vice President and Chief Financial Officer